UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 0)*

ADURO BIOTECH INC

(Name of Issuer)



COMMON STOCK

(Title of Class of Securities)




00739l101

(CUSIP Number)




JANUARY 4, 2017

(Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  00739L101

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	James R. Singer


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

	(a) [ ]
	(b) [ ]


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America



NUMBER OF  		5  SOLE VOTING POWER 3,362,000*
SHARES
BENEFICIALLY  		6  SHARED VOTING POWER None
OWNED BY
EACH REPORTING  	7  SOLE DISPOSITIVE POWER 3,362,000*
PERSON WITH:
 			8  SHARED DISPOSITIVE POWER None


9 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   	3,362,000*


10  	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    	SHARES (see instructions)

	[ ]


11  	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.0%


12  	TYPE OF REPORTING PERSON (see instructions)

	IN











Item 1(a).  	Name of Issuer:

		ADURO BIOTECH INC



Item 1(b).  	Address of Issuer's Principal Executive Offices:

 		626 BANCROFT WAY, BERKELEY, CA 94710



Item 2(a).  	Name of Person Filing:


		The person filing this report is James R. Singer, the grantor and trustee of the James R. Singer 2016
		Revocable Trust.



Item 2(b).  	Address of Principal Business Office or, if none, Residence:


		PO Box 1395, Yarmouth, ME 04096



Item 2(c).  	Citizenship:

		United States of America



Item 2(d).  	Title of Class of Securities:

		Common Stock



Item 2(e).  	CUSIP Number:  00739L101




Item 3. 	If this Statement is filed pursuant to 240.13d-1(b) or
		240.13d-2(b) or (c), check whether the person filing is a:

		(a) [ ] Broker or dealer registered under Section 15 of the Act;

		(b) [ ] Bank as defined in Section 3(a)(6) of the Act;

		(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

		(d) [ ] Investment company registered under Section 8 of the
			Investment Company Act of 1940;

		(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

		(f) [ ] An employee benefit plan or endowment fund in accordance
			with Rule 13d-1(b)(1)(ii)(F);

		(g) [ ] A parent holding company or control person in accordance with
			Rule 13d-1(b)(1)(ii)(G);

		(h) [ ] A savings association as defined in Section 3(b) of the Federal
			Deposit Insurance Act (12 U.S.C. 1813);

		(i) [ ] A church plan that is excluded from the definition of an
			investment company under section 3(c)(14) of the Investment
			Company Act of 1940;

		(j) [ ] A non-U.S. institution in accordance with Rule
			240.13d-1(b)(1)(ii)(J);

		(k) [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as
			a non-U.S. institution in accordance with Rule
			240.13d-1(b)(1)(ii)(J), please specify the type of institution:




Item 4. 	Ownership.
		Provide the following information regarding the aggregate number and
		percentage of the class of securities of the issuer identified in Item 1.


 		(a)  	Amount Beneficially Owned:

 			James R. Singer beneficially owns a total of 3,362,000 Common
			Shares.  This amount includes 3,362,000 shares owned by the
			James R. Singer 2016 Revocable Trust.


 		(b)  	Percent of Class:

 			James R. Singer beneficially owns 5.0% of the shares outstanding.
			The James R. Singer 2016 Revocable Trust owns
			5.0% of the outstanding shares.





	  	(c)  	Number of shares as to which such person has:


 			(i)   sole power to vote or to direct the vote: 3,362,000

  			(ii)  shared power to vote or to direct the vote:  0

	 		(iii) sole power to dispose or to direct the disposition of: 3,362,000

		 	(iv)  shared power to dispose or to direct the disposition of:  0



Item 5. 	Ownership of Five Percent or Less of a Class.


		If this statement is being filed to report the fact that as of the date
		hereof the reporting person has ceased to be the beneficial owner of more
		than five percent of the class of securities, check the following [ ].



Item 6. 	Ownership of More than Five Percent on Behalf of Another Person.

	 	Not applicable.



Item 7. 	Identification and Classification of the Subsidiary Which Acquired the
		Security Being Reported on by the Parent Holding Company.

 	  	Not applicable.




Item 8. 	Identification and Classification of Members of the Group.

 		Not applicable.



Item 9. 	Notice of Dissolution of Group.

 		Not applicable.



Item 10. 	Certification.

 	 	By signing below I certify that, to the best of my knowledge and belief,
		the securities referred to above were acquired and are held in the ordinary
		course of business and were not acquired and are not held for the
		purpose of and do not have the effect of changing the control of the issuer
		of the securities and were not acquired and are not held in connection
		with or as a participant in any transaction having such purpose or effect
		for the time being.




SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 2017
Date



/S/James R. Singer
Signature


JAMES R. SINGER, TRUSTEE OF THE JAMES R. SINGER
2016 REVOCABLE TRUST
Name/Title